

November 30, 2022

Stephen D. Griffin
Chief Financial Officer
VSE Corporation
6348 Walker Lane
Alexandria, VA 22310

> **Re: VSE Corporation**
> **Form 10-K for Fiscal Ended December 31, 2021**
> **Filed March 11, 2022**
> **Form 8-K as of July 27, 2022**
> **Filed July 28, 2022**
> **File No. 000-03676**

Dear Stephen D. Griffin:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 8-K as of July 27, 2022

Non-GAAP Financial Information

1. Refer to our previous comment 2. We note that executive transition costs and forward contract loss provisions appear to be material adjustments to your non-GAAP measures that are not allowable under Question 100.01 of the Compliance and Disclosure Interpretations on Non-GAAP measures. Specifically, human resource costs are part of normal ongoing operations, as is the process of evaluating contracts for forward losses, regardless of frequency of charges. Please revise your presentation of non-GAAP measures to exclude these adjustments. Please consider whether it is necessary to specifically highlight these items in your discussion of operating results in Management's Discussion and Analysis.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Theresa Brillant at 202-551-3307 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services